Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of CARBO Ceramics Inc. for the registration of up to $300,000,000 in aggregate offering price of its common stock, preferred stock, senior debt securities, subordinated debt securities, warrants, rights and units and to the incorporation by reference therein of our reports dated February 26, 2016, with respect to the consolidated financial statements of CARBO Ceramics Inc., and the effectiveness of internal control over financial reporting of CARBO Ceramics Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

May 20, 2016